UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

Form 15

Certification and Notice of Termination of Registration
Under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13 and 15(d)
of the Securities Exchange Act of 1934.

Commission File Number: 000-30401

Cypress Communications Holding Co., Inc.

(Exact name of registrant as specified in its charter)

15 Piedmont Center
Suite 100
Atlanta, Georgia 30305
(404) 869-2500
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, $0.001 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	(X)	Rule 12h-3(b)(1)(i)	(X)
Rule 12g-4(a)(1)(ii)	( )	Rule 12h-3(b)(1)(ii)	( )
Rule 12g-4(a)(2)(i)	( )	Rule 12h-3(b)(2)(i)	( )
Rule 12g-4(a)(2)(ii)	( )	Rule 12h-3(b)(2)(ii)	( )
		Rule 15d-6	( )

     Approximate number of holders of record as of the certification or notice date:

     - Common Stock, $0.001 par value per share: One

     Pursuant to the requirements of the Securities Exchange Act of 1934, Cypress Communications Holding Co., Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 1, 2005.

By:	/s/ Robert Shingler
Robert Shingler
Chief Executive Officer